Filed Pursuant to Rule 433

Registration Statement No. 333-237918

Pricing Term Sheet

September 15, 2020

NVR, INC.

3.000% Senior Notes due 2030

The following information supplements the Preliminary Prospectus Supplement dated September 15, 2020 relating to the above described securities.

Issuer:	NVR, Inc.

Security Description:	Senior Notes (Reopening of the 3.000% Senior Notes due 2030 issued on May 4, 2020 and September 9, 2020 of which there is currently $850,000,000 aggregate principal amount outstanding)

Expected Ratings*:	Moody’s: Baa1 S&P: BBB+ Fitch: BBB+

Aggregate Principal Amount:	$50,000,000

Maturity Date:	May 15, 2030

Coupon:	3.000%

Price to Public:	108.331% (plus pre-issuance interest deemed to have accrued from May 4, 2020)

Re-Offer Yield:	2.000%

Benchmark Treasury:	0.625% UST due August 15, 2030

Benchmark Treasury Price and Yield:	99-16 3⁄4 / 0.675%

Spread to Benchmark Treasury:	132.5 basis points

Gross Proceeds:	$54,165,500 (excluding pre-issuance interest deemed to have accrued from May 4, 2020)

Net Proceeds to Issuer (before expenses):	$54,040,500 (excluding pre-issuance interest deemed to have accrued from May 4, 2020)

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2020

Make-Whole Call:	Callable prior to November 15, 2029 at the greater of 100% or make-whole of T+40 basis points, in each case plus accrued and unpaid interest

Par Call:	Callable on or after November 15, 2029 at 100%, plus accrued and unpaid interest

Trade Date:	September 15, 2020

Settlement Date:	September 17, 2020 (T+2)

Format:	SEC Registered

CUSIP/ISIN:	CUSIP: 62944T AF2 / ISIN: US62944TAF21

Min. Allocation:	$1,000 x $1,000

Sole Book-Runner:	Credit Suisse Securities (USA) LLC

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*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037. The information in this communication supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with such information. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.